

Mail Stop 3720

November 13, 2009

Ms. Christini Spanoudaki
Chief Financial Officer
Hellenic Telecommunications Organizations S.A.
99 Kifissias Avenue
GR 15124 Amaroussion
Athens Greece

     **Re: Hellenic Telecommunications Organization S.A.
           Form 20-F for Fiscal Year Ended December 31, 2008
           Filed June 30, 2009
           File No. 001-14876**

Dear Ms. Spanoudaki:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                 Sincerely,

                 Larry Spirgel
                 Assistant Director